Exhibit 99.1

Akumin Inc. Announces Results of its Special Meeting of Shareholders

November 23, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Corporation”) today held a special meeting of its shareholders on a virtual meeting platform. A total of 62,092,201 shares, representing 69.75% of shares outstanding, were represented at the meeting in person or by proxy.

The meeting was held to elect the three nominee directors to Akumin’s board of directors, to hold office until the next annual meeting of shareholders unless the director resigns or his or her office becomes vacated by reason of death or other cause before the annual meeting. Upon its previously announced acquisition of Alliance HealthCare Services, Inc., Akumin’s board of directors increased the size of the board to 9 members. The purpose of the special meeting was to elect three directors to fill the vacancies created by the increase in the size of the board, as more particularly described in the management information circular dated October 18, 2021.

The results of the director elections conducted at the meeting were as follows:

Nominee	Votes For # (%)	Votes Withheld # (%)	Not Voted #
Rhonda Longmore-Grund	62,063,806 (99.95)	29,450 (0.05)	26,933,741

Paul Viviano	62,063,806 (99.95)	29,450 (0.05)	26,933,741

James Wyper	62,058,815 (99.95)	34,441 (0.06)	26,933,741

About Akumin

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) freestanding, fixed-site outpatient diagnostic imaging services through a network of more than 170 owned and/or operated independent imaging centers located in1 11 states; and (2) outpatient radiology and oncology solutions to more than 1,000 hospitals and health systems in 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

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